EXHIBIT 12.1

TEXTRON INC.

MANUFACTURING GROUP

COMPUTATION OF RATIO OF INCOME TO FIXED CHARGES

(Unaudited)

(In millions except ratios)

	Year
	2015	2014	2013	2012	2011
Fixed charges:
Interest expense*	$130	$148	$122	$150	$177
Estimated interest portion of rents	37	40	31	32	30

Total fixed charges	$167	$188	$153	$182	$207

Income:
Income from continuing operations before income taxes	$971	$853	$674	$841	$337
Fixed charges	167	188	153	182	207
Dividends received from Finance group	63	—	175	345	179
Capital contributions paid to Finance group under Support Agreement	—	—	—	(240)	(182)
Eliminate pretax loss (income) of Finance group	(24)	(21)	(49)	(64)	333

Adjusted income	$1,177	$1,020	$953	$1,064	$874

Ratio of income to fixed charges	7.05	5.43	6.23	5.85	4.22

*              Includes interest expense on all third-party indebtedness, except for interest related to unrecognized tax benefits which is included in income tax expense.